UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

under the Securities Exchange Act of 1934*

TUMBLEWEED COMMUNICATIONS CORP.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

899690101

(CUSIP Number)

Christophe Fabre

President and Chief Executive Officer

Axway Inc.

8388 Hartford Drive, Suite 100

Scottsdale, Arizona 85255

(480) 627 1800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 899690101	13 D	Page 2 of 13

1	Name of Reporting Person I.R.S Identification No. of above persons (entities only) Axway Inc. 86-0834866
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) —
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 9,090,307(1)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,090,307(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares —
13	Percent of Class Represented by Amount in Row (11) Approximately 15.00%(2)
14	Type of Reporting Person CO

CUSIP No.: 899690101	13 D	Page 3 of 13

1	Name of Reporting Person I.R.S Identification No. of above persons (entities only) Axway Software SA None
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) —
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned By Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 9,090,307(1)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,090,307(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares —
13	Percent of Class Represented by Amount in Row (11) Approximately 15.00%(2)
14	Type of Reporting Person CO

CUSIP No.: 899690101	13 D	Page 4 of 13

1	Name of Reporting Person I.R.S Identification No. of above persons (entities only) Sopra Group SA None
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) —
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned By Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 9,090,307(1)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,090,307(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares —
13	Percent of Class Represented by Amount in Row (11) Approximately 15.00%(2)
14	Type of Reporting Person CO

(1)	Axway Inc., a Delaware corporation and a wholly owned subsidiary of Axway Software SA, which is a wholly owned subsidiary of Sopra Group SA (“Axway”), has entered into a Voting Agreement and Irrevocable Proxy dated as of June 5, 2008 (each, a “Voting Agreement”) with certain stockholders of Tumbleweed Communications Corp. (“Issuer”), which provides that the signatory stockholders will vote their shares of Common Stock of the Issuer (i) in favor of approval of the principal terms of the Merger (as defined herein) and any matter that is reasonably necessary to facilitate the Merger; and (ii) against any Acquisition Proposal (as defined in the Merger Agreement (as defined herein)) and any other action that would reasonably be expected to frustrate, delay, postpone, prevent or adversely affect the Merger. Axway does not have any rights as a stockholder of Issuer pursuant to the Voting Agreements.
(2)	Based on 60,592,501 shares outstanding as of June 3, 2008 (including shares subject to options held by the signatory stockholders that are currently exercisable or exercisable within 60 days after June 5, 2008 as well as restricted stock units held by such signatory stockholders).

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, $0.001 par value (the “Shares” or the “Issuer Common Stock”), of Tumbleweed Communications Corp., a Delaware corporation (“Issuer”). The principal executive office of Issuer is located at 700 Saginaw Drive, Redwood City, CA 94063.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) - (c) This Schedule 13D is being jointly filed by Sopra Group SA, a corporation organized under the laws of France (“Sopra”), by Axway Software SA, a corporation organized under the laws of France (“Axway Software”), and by Axway Inc., a Delaware corporation (“Axway” and together with Sopra and Axway Software, the “Reporting Persons”). Axway is a wholly owned subsidiary of Axway Software, which is a wholly owned subsidiary of Sopra. The address of the principal business and principal office of Sopra is 9 bis, rue de Presbourg, Paris 75116 France. Sopra is a major European provider of consulting, systems integration and application outsourcing. The address of the principal business and principal office of Axway Software is 3, rue du Pré Faucon PAE Les Glaisins, 74940 Annecy Le Vieux France. The address of the principal business and principal office of Axway is 8388 E. Hartford Drive, Suite 100, Scottsdale, Arizona 85255, USA. Axway Software and its subsidiaries, including Axway, are a global provider of collaborative business solutions.

As a result of Axway’s entering into the Voting Agreements described in Items 3 and 4 below, the Reporting Persons may be deemed to have formed a “group” with each of the Stockholders (as defined in Item 3 below) for purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. Each of the Reporting Persons expressly declares that the filing of this Schedule 13D shall not be construed as an admission by it that it has formed any such group.

To the best of the knowledge of the Reporting Persons as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of Axway, Axway Software and Sopra (including the identified other officers of the Reporting Persons), and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

(d) - (e) During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the executive officers or directors of the Reporting Persons (including the identified other officers of the Reporting Persons), has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth or incorporated by reference in Item 4 is hereby incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION.

Axway entered into an Agreement and Plan of Merger dated as of June 5, 2008 (the “Merger Agreement”) by and among Axway, Tornado Acquisition Corp., a Delaware corporation and newly formed wholly owned subsidiary of Axway (“Merger Sub”), and Issuer. The Merger Agreement provides for the merger (the “Merger”) of Merger Sub with and into Issuer with Issuer as the surviving corporation, pursuant to which each outstanding share of Issuer Common Stock will be converted into the right to receive $2.70 in cash. The Merger is subject to the approval of the Merger Agreement by Issuer’s stockholders, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and of the applicable review process under Exon-Florio Amendment of the Defense Production Act of 1950, as amended and any other required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

In order to facilitate the consummation of the transactions contemplated by the Merger Agreement and in consideration thereof, Sopra entered into an Agreement of Guarantee dated as of June 5, 2008 (the “Guarantee”) by and between Sopra and Issuer. The Guarantee provides that Sopra will guarantee performance of the respective obligations of Axway and Merger Sub under the provisions of the Merger Agreement subject to the terms of the Merger Agreement.

Consummation of the Merger would result in the Issuer Common Stock ceasing to be outstanding or authorized to be quoted on The NASDAQ Global Market. In addition, the registration of the Issuer Common Stock under Section 12 of the Securities Act of 1933, as amended, will be terminated.

In order to facilitate the consummation of the transactions contemplated by the Merger Agreement and in consideration thereof, Axway entered into a Voting Agreement and Irrevocable Proxy dated June 5, 2008 (collectively, the “Voting Agreements”), with certain stockholders of Issuer identified below (collectively, the “Stockholders”) whereby the Stockholders agreed to vote all of their Shares (i) in favor of approval of the principal terms of the Merger and any matter that is reasonably necessary to facilitate the Merger; and (ii) against any Acquisition Proposal (as defined in the Merger Agreement) and any other action that would reasonably be expected to frustrate, delay, postpone, prevent or adversely affect the Merger. In addition, the Stockholders have agreed to execute a proxy in favor of Axway with respect to the voting of the Shares upon the request of Axway. The Voting Agreements terminate upon the earlier to occur of the completion of the Merger or the termination of the Merger Agreement. The name of each Stockholder and the number of outstanding Shares held by each Stockholder and subject to the Voting Agreements are as follows:

Stockholders	Common Stock	Stock Options (1)	RSUs	Total
James P. Scullion	80,985	2,005,324	339,000	2,425,309
Timothy G. Conley	99,525	679,252	148,000	926,777
Dr. Taher A. Elgamal	58,674	692,134	177,000	927,808
Nicholas W. Hulse	132,478	397,205	177,000	706,683
Bernard J. Cassidy	5,977	702,041	148,000	856,018
Jeffrey C. Smith (2)	971,251	702,720	0	1,673,971
Dr. Deborah D. Rieman	40,150	324,897	0	365,047
Christopher H. Greendale	42,650	345,314	0	387,964
James A. Heisch	45,750	116,355	0	162,105
Standish H. O’Grady (3)	51,542	255,000	0	306,542
Kenneth R. Klein	35,750	283,333	0	319,083
Jorge E. Rodriguez	33,000	0	0	33,000
TOTAL	1,597,732	6,503,575	989,000	9,090,307

(1)	Stock Options include shares exercisable within 60 days of June 5, 2008.
(2)	Common Stock includes 260,000 shares beneficially owned by “The Jeffrey C Smith 1999 Annuity Trust”
(3)	Common Stock includes 1,290 shares held in “The O’Grady Revocable Trust” and 11,002 shares held in “The O’Grady Revocable Trust (WSP)”

References to, and descriptions of, the Merger Agreement, the Guarantee and the Voting Agreements as set forth above in Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement, the Guarantee and the form of Voting Agreement included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

Axway does not have any right to dispose (or direct the disposition of) any Shares pursuant to the Voting Agreements. Accordingly, the Reporting Persons expressly disclaim beneficial ownership of all such Shares.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) - (b) The number of Shares covered by the Voting Agreements is 9,090,307 (including 6,503,575 shares subject to options that vest within 60 days after June 5, 2008 and 989,000 restricted stock units), which constitutes approximately 15.00% of the Issuer Common Stock, based on the number of Shares outstanding on June 3, 2008 as represented by the Issuer in the Merger Agreement). By virtue of the Voting Agreements, the Reporting Persons may be deemed to share with the respective Stockholders the power to vote Shares subject to the Voting Agreements. However, no Reporting Person is entitled to any rights as a stockholder of Issuer as to the Shares covered by the Voting Agreements and each Reporting Person disclaims any beneficial ownership of the Shares which are covered by the Voting Agreements. See the information in Items 2 and 3 with respect to the Stockholders and the information in Items 3 and 4 with respect to the Voting Agreements, which information is incorporated herein by reference.

(c) Other than as set forth in this Item 5(a)-(b), to the best of the knowledge of the Reporting Persons as of the date hereof (1) no Reporting Person nor any subsidiary or affiliate of the Reporting Persons nor any of the executive officers or directors of the Reporting Persons (including the identified other officers of the Reporting Persons) beneficially owns any shares of Issuer Common Stock, and (2) there have been no transactions in the shares of Issuer Common Stock effected during the past 60 days by the Reporting Persons, nor to the best of the knowledge of the Reporting Persons, by any subsidiary or affiliate of the Reporting Persons or any of the executive officers or directors of the Reporting Persons (including the identified other officers of the Reporting Persons).

(d) Not applicable.

(e) Not applicable.

Reference to, and descriptions of, the Merger Agreement, the Guarantee and the Voting Agreements as set forth in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement, the Guarantee and the form of Voting Agreement, respectively, included as Exhibits 1, 2 and 3 to this Schedule 13D, and incorporated in this Item 5 in their entirety where such references and descriptions appear.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. Copies of the Merger Agreement, the Guarantee and the form of Voting Agreement are included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D. To the best of the knowledge of the Reporting Persons, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between any such persons and any person with respect to any securities of Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
1	Agreement and Plan of Merger dated as of June 5, 2008, by and among Axway Inc., Tornado Acquisition Corp. and Tumbleweed Communications Corp.(without exhibits).

2	Agreement of Guarantee dated as of June 5, 2008, by and between Sopra Group SA and Tumbleweed Communications Corp.

3	Form of Voting Agreement dated as of June 5, 2008, by and among Axway Inc. and certain stockholders of Tumbleweed Communications Corp.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AXWAY INC.

Date: June 12, 2008	/s/ Christophe Fabre
	Name:	Christophe Fabre
	Title:	President and Chief Executive Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AXWAY SOFTWARE SA

Date: June 12, 2008	/s/ Christophe Fabre
	Name:	Christophe Fabre
	Title:	President and Chief Executive Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOPRA GROUP SA

Date: June 5, 2008	/s/ Pierre Pasquier
	Name:	Pierre Pasquier
	Title:	Chief Executive Officer

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF AXWAY INC.

The name and present principal occupation of each director and executive officer and another officer of Axway Inc. are set forth below. Except as noted below, the business address for each named person is: c/o Axway Inc., 8388 E. Hartford Drive, Suite 100, Scottsdale, Arizona 85255, USA.

NAME	AXWAY INC. TITLE	PRINCIPAL OCCUPATION AND PRINCIPAL BUSINESS	CITIZENSHIP
Christophe Fabre	President, Chief Executive Officer, and Director	President and Chief Executive Officer. Axway Inc.	France

David Bennett	Chief Technology Officer and Director	Chief Technology Officer, Axway Inc.	USA

Patrick Donovan	Chief Financial Officer	Chief Financial Officer, Axway Inc.	USA

Hervé Déchelette*	Secretary and Treasurer	Secrétaire Général, Sopra Group	France

Pierre Sevray**	Director	Consultant to Axway Software SA and its subsidiaries (including Axway Inc.)	France

Scott Hausman***	Senior VP Corporate Development	Senior VP Corporate Development, Axway Inc.	USA

*	The business address of this person is c/o Sopra Group SA, 9 bis, rue de Presbourg, Paris 75116 France.
***	The business address of this person is Eagleaps 6, impasse Jeanne d’Arc 92190 Meudon.
***	The business address of this person is 1600 Riveredge Parkway, Suite 925, Atlanta, Georgia 30328.

DIRECTORS AND EXECUTIVE OFFICERS OF AXWAY SOFTWARE SA

The name and present principal occupation of each director and executive officer of Axway Software SA are set forth below. Except as noted below, the business address for each named person is: c/o Sopra Group SA, 9 bis, rue de Presbourg, Paris 75116 France.

NAME	AXWAY SOFTWARE TITLE	PRINCIPAL OCCUPATION AND PRINCIPAL BUSINESS	CITIZENSHIP
Pierre Pasquier	Chairman of the Board of Directors and Chief Executive Officer	Chief Executive Officer, Sopra Group	France

Christophe Fabre*	Managing director	President and Chief Executive Officer. Axway Inc.	France

Hervé Déchelette	Director	Secrétaire Général, Sopra Group	France

Pierre Simon	Director	Chairman of the Paris chamber of Commerce	France

Francois Odin	Director	Managing Director, Sopra GMT	France

*	The business address of this person is c/o Axway Inc., 8388 E. Hartford Drive, Suite 100, Scottsdale, Arizona 85255, USA.

DIRECTORS AND EXECUTIVE OFFICERS OF SOPRA GROUP SA

The name and present principal occupation of each director and executive officer another officer of Sopra Group are set forth below. The business address for each named person is: c/o Sopra Group SA, 9 bis, rue de Presbourg, Paris 75116 France.

NAME	SOPRA GROUP TITLE	PRINCIPAL OCCUPATION AND PRINCIPAL BUSINESS	CITIZENSHIP
Pierre Pasquier	Chairman of the Board of Directors and Chief Executive Officer	Chief Executive Officer, Sopra Group	France

Dominique Illien	Managing Director	Managing Director, Sopra Group	France

Alain Brodelle	Director, Member of the Remuneration and Nomination Committee	Retired	France

Philippe Citerne	Director, Member of the Remuneration and Nomination Committee	Managing Director, Société Générale, 17, cours Valmy Tour Société Générale 92072 Paris La Défense Cedex	France

Gérard Jean	Director, Member of the Remuneration and Nomination Committee	Chairman and CEO, Altime Conseil 42, rue de Bassano 75008 Paris	France

Pierre-André Martel	Director, Member of the Audit Committee, Member of the Remuneration and Nomination Committee	Chairman and CEO, Caravelle, 70, avenue Kléber 75116 Paris	France

Bernard Michel	Director, Member of the Audit Committee	Senior executive, Crédit Agricole, 91-93, boulevard Pasteur 75015 Paris	France

Francois Odin	Director, Member of the Audit Committee	Managing Director, Sopra GMT	France

Hervé Saint-Sauveur	Director, Member of the Audit Committee	Retired	France

José Sancho Garcia	Director	Managing Director, Sopra PROFit	Spain

Gérard Vincent	Director, Member of the Audit Committee	Retired	France

Kathleen Clark Bracco	Director, Investor Relations	Director, Investor Relations, Sopra Group	USA

Exhibit Index

1	Agreement and Plan of Merger dated as of June 5, 2008, by and among Axway Inc., Tornado Acquisition Corp. and Tumbleweed Communications Corp.(without exhibits).

2	Agreement of Guarantee dated as of June 5, 2008, by and between Sopra Group SA and Tumbleweed Communications Corp.

3	Form of Voting Agreement dated as of June 5, 2008, by and among Axway Inc. and certain stockholders of Tumbleweed Communications Corp.